UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

_______________

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re: SYNGENTA AG

Disclosure:	“Extension of the Main Offer Period of the Public Tender Offer by CNAC Saturn (NL) B.V. for all publicly held registered shares with a nominal value of CHF 0.10 each of Syngenta AG, Basel, Switzerland until April 28, 2017, 4:00 p.m. CEST”

Herewith we furnish a notice related to Syngenta AG. The full text of the notice is the following:

# # #

Extension of the Main Offer Period

of the

Public Tender Offer

by

CNAC Saturn (NL) B.V.

for all publicly held registered shares with a nominal value of

CHF 0.10 each

of

Syngenta AG, Basel, Switzerland

until

April 28, 2017, 4:00 p.m. CEST

Syngenta AG	Swiss securities number	ISIN	Ticker symbol
Registered shares not tendered (first trading line)	1 103 746	CH001 103 746 9	SYNN
Registered shares tendered during the Main Offer Period (second trading line)	31 612 454	CH031 612 454 1	SYNNE
Registered shares tendered during the Main Offer Period (third line - not traded, for USD/CHF Conversion Facility)	31 631 324	CH031 631 324 3	-

I.	Background

On March 8, 2016, CNAC Saturn (NL) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in Amsterdam and registered with the trade register of the Dutch Chamber of Commerce under number 65434552 (the Offeror), published a public tender offer (the Offer) for all publicly held registered shares of Syngenta AG with a nominal value of CHF 0.10 each (each a Syngenta Share) pursuant to, and subject to the terms and conditions and the restrictions set forth in, the offer prospectus of the same date (the Offer Prospectus).

This notice of extension (this Notice) and any prior notices of extension published in connection with the Offer form an integral part of the Offer Prospectus. Other than as set forth herein, the Offer Prospectus remains valid and unchanged, and continues to be in force and effect. Capitalized terms used and not defined herein have the meaning ascribed to them in the Offer Prospectus.

The Offeror is simultaneously conducting the U.S. Offer, which is, subject to requirements imposed by the law or by authorities, in all material respects subject to the same terms and conditions as the Offer. Accordingly, the offer period of the U.S. Offer will be extended concurrently with the present extension of the Main Offer Period pursuant to separate U.S. Offer documentation.

    2 | 3

II.	Extension of the Main Offer Period

In accordance with the extension relief described in Section B.5 of the Offer Prospectus, the Offeror extended the Initial Main Offer Period on May 17, 2016, for a first time until July 18, 2016; on July 11, 2016, for a second time until September 13, 2016; and on September 6, 2016, for a third time until November 8, 2016. In accordance with the additional timeframe for extensions until April 28, 2017, granted by the Swiss Takeover Board with decision of October 31, 2016, the Offeror extended the Main Offer Period on November 1, 2016, for a fourth time until January 5, 2017, and on December 20, 2016, for a fifth time until March 2, 2017, 4:00 p.m. CET. The Offeror hereby extends the Main Offer Period further until April 28, 2017 (the Sixth Extension Period). The Sixth Extension Period will thus commence on March 3, 2017, and end on April 28, 2017, 4:00 p.m. CEST.

This extension is consistent with the expectation that extensions to the Offer are expected to occur until all conditions to the Offer are satisfied, including obtaining all applicable regulatory approvals.

The Offeror reserves the right to extend the Main Offer Period once or several times beyond April 28, 2017, subject to the prior approval of the TOB, and to extend it for the last time by up to 20 (twenty) Trading Days once all Offer conditions (except Offer condition B.8(1)(a) – Minimum Acceptance Rate) have been satisfied.

III.	Publication

This Notice will be published on February 23, 2017, before the opening of trading on SIX on http://www.chemchina.com/press and submitted in electronic form to the major Swiss media, the major news agencies active in Switzerland, the major electronic media which distribute stock exchange information and the TOB.

IV.	Applicable Law and Jurisdiction

The Offer, including this Notice (and any prior notice of extension in connection with the Offer), and all rights and obligations arising thereunder or in connection therewith, shall be governed by, and construed in accordance with, substantive Swiss law. The exclusive place of jurisdiction shall be the city of Zurich, Switzerland.

V.	Indicative Timetable*

March 2, 2017	End of the Fifth Extension Period
March 3, 2017	Start of the Sixth Extension Period
April 28, 2017	End of the Sixth Extension Period
to be determined	Potential further extensions of the Offer
X - (max.) 20 TD	Notice of Last Extension Period** and of End of Main Offer Period*
X**	End of Main Offer Period* Closing of the second trading line on SIX for tendered Syngenta Shares*

    3 | 3

X+1 TD	Provisional notice of the interim results of the Offer*
X+4 TD	Definitive notice of the interim results of the Offer*
X+5 TD	Start of the Additional Acceptance Period*
X+8 TD	Payment of Special Dividend*
X+9 TD	First Settlement*
X+14 TD	End of the Additional Acceptance Period*
X+15 TD	Provisional notice of the end results of the Offer*
X+18 TD	Definitive notice of the end results of the Offer*
X+20 TD	Second Settlement*

*	In this indicative timetable, the abbreviation "TD" means a Trading Day. The Offeror reserves the right to extend the Main Offer Period further, subject to the approval of the TOB, beyond April 28, 2017. In addition, the Offeror reserves the right to postpone the Settlement of the Offer pursuant to Section B.8(3) of the Offer Prospectus.

**	If the Notice of Last Extension Period can be published after satisfaction of all Offer conditions (except Offer condition B.8(1)(a) – Minimum Acceptance Rate) early enough to allow shareholders sufficient time between such notice and April 28, 2017, to tender their Syngenta Shares, the Offeror may announce that the Main Offer Period will end on April 28, 2017. If not, the Offeror intends to make use of the possibility to extend the Offer for a last time by up to 20 (twenty) Trading Days. Further extensions of the Main Offer Period remain reserved, subject to the approval of the TOB.

Date of this Notice: February 23, 2017

____________________

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	February 23, 2017	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Dr. Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs